UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated March 5, 2010

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.            A news release dated February 8, 2010 entitled ‘Vodafone Wins Managed Mobile Services Contract with Oracle’

2.            A news release dated February 15, 2010 entitled ‘Vodafone , Verizon Wireless and nPhase Announce Strategic Alliance to Provide Global M2M Solutions’

3.            A news release dated February 15, 2010 entitled ‘Vodafone adds Two Pioneering Ultra Low Cost Handsets to Own-Brand Device Portfolio’

4.            A news release dated February 15, 2010 entitled ‘Mobile World Congress 2010 – Vodafone 360 Update’

5.            A news release dated February 16, 2010 entitled ‘Vodafone Empowers Unbanked in South Africa’

6.            Stock Exchange Announcement dated February 2, 2010 entitled ‘Transaction in Own Securities’

7.            Stock Exchange Announcement dated February 3, 2010 entitled ‘Transaction in Own Securities’

8.            Stock Exchange Announcement dated February 4, 2010 entitled ‘Transaction in Own Securities’

9.            Stock Exchange Announcement dated February 4, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

10.         Stock Exchange Announcement dated February 5, 2010 entitled ‘Transaction in Own Securities’

11.         Stock Exchange Announcement dated February 5, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

12.         Stock Exchange Announcement dated February 8, 2010 entitled ‘Transaction in Own Securities’

13.         Stock Exchange Announcement dated February 9, 2010 entitled ‘Transaction in Own Securities’

14.         Stock Exchange Announcement dated February 10, 2010 entitled ‘Transaction in Own Securities’

15.         Stock Exchange Announcement dated February 10, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

1 6.        Stock Exchange Announcement dated February 11, 2010 entitled ‘Transaction in Own Securities’

17.         Stock Exchange Announcement dated February 15, 2010 entitled ‘Transaction in Own Securities’

18.         Stock Exchange Announcement dated February 15, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

19.         Stock Exchange Announcement dated February 16, 2010 entitled ‘Transaction in Own Securities’

20.         Stock Exchange Announcement dated February 16, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

21.         Stock Exchange Announcement dated February 17, 2010 entitled ‘Transaction in Own Securities’

22.         Stock Exchange Announcement dated February 19, 2010 entitled ‘Transaction in Own Securities’

23.         Stock Exchange Announcement dated February 23, 2010 entitled ‘Transaction in Own Securities’

24.         Stock Exchange Announcement dated February 23, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

25.         Stock Exchange Announcement date February 24, 2010 entitled ‘Block Listing – Vodafone AirTouch 1999 Exchange Programme’

26.         Stock Exchange Announcement dated February 24, 2010 entitled ‘Transaction in Own Securities’

27.         Stock Exchange Announcement dated February 26, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

8 February 2010

VODAFONE WINS MANAGED MOBILE SERVICES CONTRACT WITH ORACLE

Vodafone Global Enterprise has been appointed by Oracle to manage its mobile service needs in its Europe, Middle East and Africa (EMEA) region in a four-year deal

Under the agreement, Vodafone Global Enterprise, the dedicated division of Vodafone that manages the communication needs of its largest Enterprise customers, will supply mobile services management, mobile voice and data services to over 16,000 Oracle employees in the European, Middle East and Africa region billed on a fixed- fee, per-user basis.

For Oracle, the deal will offer the potential for significant savings as well as enhanced efficiencies, through Vodafone Global Enterprise’s managed services platform.

Under the agreement, Oracle is set to achieve greater cost efficiencies, benefiting from the enhanced transparency offered from predictable flat rate fee structures for mobility and managed services. The flat rate fee structures have been designed to encourage worry-free mobile voice and data usage among employees to boost productivity, while ensuring that managers are able to accurately predict expenditure.

Vodafone Global Enterprise will also combine and simplify the management of mobile services within the company to drive standardisation and provide enhanced levels of control.

“Vodafone Global Enterprise is committed to helping Oracle reduce their costs and simplify their processes,” said Nick Jeffery, CEO, Vodafone Global Enterprise. “As well as our revolutionary per user pricing model, Oracle will benefit from the tools and consultancy that we offer to improve efficiency in both their fixed and mobile communications.”

“Oracle has been impressed by Vodafone Global Enterprise’s straight forward and transparent approach to pricing communications, and we anticipate this will deliver greater cost efficiencies,” said Carol Kelly, Vice President, Global Revenue and Procurement Operations, Oracle. “As well as greater convenience, we expect that this partnership will deliver enhanced services to our employees through Vodafone’s market leading solutions.”

The benefits will be delivered through Vodafone Telecoms Management, a fully hosted service designed to remove the operational complexity of managing the mobile phone environment for multinational businesses.

Underpinned by Vodafone Global Enterprise’s global Master Service Agreement, the agreement will give Oracle greater visibility, predictability and management control over its mobile services expenditure, as well as enhance the quality of service delivered to employees.

About Vodafone Global Enterprise

Vodafone Global Enterprise was established in April 2007 and provides managed communications services to many of the world’s leading global companies. It operates across five regions: Northern Europe; Central Europe; Southern Europe; the Americas; Asia Pacific and Africa with teams based in 21 countries across the globe. Vodafone was positioned by Gartner in the leaders’ quadrant in their ‘Magic Quadrant for Pan-Western European Mobile Service Providers’ report 2009, and Vodafone Global Enterprise won the ‘Best Mobile Enterprise Service’ category at the 2009 Global Mobile Awards at Mobile World Congress.

www.vodafone.com/globalenterprise

For further information please contact:

Vodafone Group Media Relations

Tel: +44 1635 664 444

Email: groupmediarelations@vodafone.com

FOR IMMEDIATE RELEASE	MEDIA CONTACTS:
February 15, 2010
Rebecca Brown
nPhase
+1-858-658-2032
rbrown@nphase.com

Jeffrey Nelson
Verizon Wireless
+ 1-917-968-9175 (mobile)
Jeffrey.Nelson@VerizonWireless.com

Vodafone Group Media Relations
Tel: +44 1635 664 444
groupmediarelations@vodafone.com

Vodafone, Verizon Wireless and nPhase Announce Strategic Alliance to Provide
Global M2M Solutions

— New Integrated Platform Offers Customers an Easy Way to Roll Out M2M Solutions across Europe and the

US —

Barcelona — February 15, 2010 — Vodafone, Verizon Wireless and nPhase, a Verizon Wireless / Qualcomm Joint Venture, today announced they are forming a strategic alliance aimed at accelerating the adoption of global machine-to-machine (M2M) deployments by simplifying the remote management and monitoring of devices spread across both European and US networks.

The alliance is designed to deliver a simple and effective international management solution for the growing number of companies looking to use M2M wireless communications to enhance their customer service and create new service offerings in sectors including energy, healthcare, automotive telematics, consumer and commercial products. A good example of M2M technology in action is the growing use of smart meters in the utility industry, enabling firms to efficiently collect meter data and provide two-way data transmissions and tailored offers for their customers.

The alliance members anticipate that this move will result in increased demand for M2M services on mobile networks across Europe and North America over the coming years. Globally, industry-wide operator revenues for wireless M2M were €3 billion ($4.3B USD) in 2008, and this is forecast to rise to €8.9 billion ($12.9B USD) in 2012, according to the telecom analyst firm Berg Insight, based in Sweden.

The initiative will make it easier for Verizon Wireless and Vodafone customers to activate, monitor and pay for devices that are deployed across both European (on GSM) and US (on CDMA and GSM) networks. The alliance will also offer a single point of contact for provisioning devices that are connected to both Verizon Wireless and Vodafone networks.

At the same time, it will enable firms to centrally manage and control the process of rolling out M2M devices across many countries. This will increase implementation speeds and reduce the cost, complexity and risk traditionally associated with deploying such projects. The alliance members will also work toward providing customers with a single invoice and a single point of contact for technical and other support.

The nPhase M2M services platform, which integrates with the Vodafone M2M global service platform, will provide customers with a range of online management tools giving them a single view of their international M2M estate with additional management capabilities in the pipeline.

“M2M technology is playing an increasingly key role in helping firms to deliver more customized services to their customers, but the difficulties of managing devices on a global level was stopping the sector from realising its true potential,” said Erik Brenneis, Global Head of M2M, Vodafone. “Through this alliance, we are making it even easier for firms to roll out M2M technology to their customers, where ever they may be.”

“This alliance combines the strength of our recently announced nPhase joint venture with Qualcomm with our long-standing global partner Vodafone,” said Tony Lewis, Vice President of Open Development for Verizon Wireless. “For our customers and for the marketplace, this means simplified management of devices globally across best-in-class networks in both the United States and Europe.”

“The essence of this new alliance is to simplify the complex,” said Steve Pazol, president of nPhase. “This business alliance removes many of the complexities by building on the tremendous capabilities and reach of Vodafone and Verizon Wireless to offer a single standard interface, and provide pre-certified global devices that can support both CDMA and GSM networks.”

Advantages of M2M Technology

M2M technology is helping firms to deliver increasingly personalised services to their customers while improving efficiencies. A good example is the growing use of smart meters in the utility industry, enabling firms to efficiently collect meter data and provide two-way communication and tailored offers for their customers.

In addition to the role M2M can play in enabling smarter services, the technology can help large businesses to reduce their operations’ impact on the environment. A Vodafone report entitled ‘Carbon Connections’ calculates that the greenhouse gas emissions savings from a range of M2M-enabled smart systems could be more than 90 million tonnes per year across 25 EU countries by the year 2020.

At Mobile World Congress, visit nPhase in the GSMA Embedded Mobile Pavilion, stand 7EZ1-7EZ14, and Vodafone at the Hospitality Suite Courtyard CY12. For more information about Vodafone at Mobile World  Congress, please go to:  www.vodafone.com/media

# # #

About nPhase

nPhase provides tailored machine-to-machine (M2M) and Smart Services solutions to meet the unique needs of clients who require world class systems, support and global reach for their connected products, devices and assets. nPhase specializes in advanced M2M communications, software and hosting services in healthcare, manufacturing, utilities, distribution and consumer products markets. Formed in 2003, nPhase is one of the original M2M pioneers and is now a 50/50 joint venture between Qualcomm and Verizon Wireless. With the backing and support of global wireless leaders, and its substantial degree of expertise, nPhase delivers the high performance proven solutions companies need to deliver the brand promise of a smart, connected planet. www.nphase.com.

About Verizon Wireless

Verizon Wireless operates the nation’s most reliable and largest wireless voice and data network, serving more than 87.7 million customers. Headquartered in Basking Ridge, N.J., with more than 87,000 employees nationwide, Verizon Wireless is a joint venture of Verizon Communications (NYSE: VZ) and Vodafone (NYSE and LSE: VOD). For more information, visit www.verizonwireless.com. To preview and request broadcast- quality video footage and high-resolution stills of Verizon Wireless operations, log on to the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 333 million proportionate customers as at 31 December 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com.

VODAFONE ADDS TWO PIONEERING ULTRA LOW COST HANDSETS TO OWN-BRAND DEVICE PORTFOLIO

•                  Vodafone announces the launch of the Vodafone 150, its most affordable ultra low cost handset to date

•                  Handsets intended for emerging markets where low cost devices have a significant positive social impact

•                  Vodafone 150 and Vodafone 250 handsets to launch in coming weeks in India and across Africa

London, Barcelona Monday 15 February, 2010. Vodafone has announced the release of its most affordable ultra low cost handsets to date, intended to give millions of people in emerging markets the opportunity to share in the benefits of mobile technology for the first time.

Launching in the first instance in India, Turkey and 8 markets in Africa – The Democratic Republic of Congo, Ghana, Kenya, Lesotho, Mozambique, Qatar, South Africa and Tanzania – it is in emerging markets such as these that the potential of the mobile phone as a powerful social enabler is most apparent. For example, more than 11 million registered customers across Vodafone’s footprint now rely on their mobile phones for money transfers and bill payments. Vodafone is enfranchising its customers both by extending the countries offering such services and by rolling out more devices which give access to them.

To maximize the availability of the handsets across countries with sizeable and isolated rural populations, the launches will be supported by an extensive logistics infrastructure, reaching deep rural segments where mobile penetration typically remains low. In India, it is expected that device availability will reach 60% of the population.

Patrick Chomet, Vodafone’s Group Director of Terminals, said, “The cost of mobile handsets can be one of the most significant barriers for people in accessing and benefiting from the growing number of socially valuable mobile services. The lives of people who use these phones – the Vodafone 150 and Vodafone 250 – will be changed and improved as they become part of the mobile society. I am proud of the work we have done and will continue to do in this critical area of customer empowerment.”

The Vodafone 150 and Vodafone 250 both offer excellent voice and SMS services, as well as support for mobile payment services. The two devices share most specification features, the main differences between them being that the Vodafone 250’s screen is both colour and slightly larger, and it has an FM radio.

By focusing on a custom-built feature set and packaging design – without any compromise to user experience, quality or safety – and by successfully leveraging vendor and partner relationships along the supply chain, Vodafone and handset manufacturer TCL have been able to significantly reduce the usual manufacturing costs and, therefore, the retail price.

The Vodafone 150 will retail unsubsidised at below $15 USD and the Vodafone 250 will retail unsubsidised at below $20 USD, depending on the local market.

For more information about Vodafone at Mobile World Congress, please go to: www.vodafone.com/media

- ends -

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

Notes to Editors

1.            View or download handset images here: http://www.vodafone.com/start/media_relations/images/mobile_devices.html

2.            View Patrick Chomet, Vodafone’s Group Director of Terminals, talking about the Vodafone 150 here: http://www.youtube.com/watch?v=FEYtf-E-fP4

3.            View device overview here: http://www.youtube.com/watch?v=QLg2Cg5Sbrw

4.            Vodafone 150 device specification: Black candy bar device with 5-way navigation key; 1.0" monochrome graphic display 96x64 pixels; voice and SMS; GSM 900/1800; polyphonic ringtones; vibration; alarm clock; calculator; currency converter; 2 embedded games; memory for up to100 entries in phonebook plus SMS storage; torch; battery: 500mAh (standby up to 400h, talk time up to 5h); mini USB connector.

5.            Vodafone 250 device specification: Black or grey-blue candy bar device with 5-way navigation key; 1.45" CSTN display, 128x128 pixels; FM radio and stereo headset support; wallpapers; voice and SMS; GSM 900/1800; polyphonic ringtones; vibration; alarm clock; calculator; currency converter; 2 embedded games; memory for up to100 entries in phonebook and SMS storage; torch; battery: 500mAh (standby up to 400h, talk time up to 5h); mini USB connector.

6.            Vodafone has shipped 18 million ULCH phones (VF135, VF136, VF236, VF125, VF225, VF227, VF228) across more than 40 countries since they launched in May 2007.

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 333 million proportionate customers as at 31 December 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com

MOBILE WORLD CONGRESS 2010 - VODAFONE 360 UPDATE

•                  Vodafone demonstrates Android app for Vodafone People, a Vodafone 360 service

•                  New app allows full access to the Vodafone People service, including wireless syncing of contacts and aggregation of social network feeds, chat and email accounts

•                  Nearly 300,000 Vodafone 360 Samsung H1 and M1 phones sold since service launch

•                  Downloadable 360 services now available for 100 devices

•                  Hyves social networking site now integrated

London, Barcelona, Monday 15 February 2010. Vodafone today announces the imminent availability of a Vodafone People app for Android phones. The Vodafone People app for Android, being demonstrated at the Vodafone Stand at Mobile World Congress in Barcelona, will soon be available for Android users of any network provider in the 8 initial Vodafone 360 launch countries to download to their phones from Google Marketplace. Users can then register with Vodafone 360 and begin taking advantage of Vodafone People, one of the suite of Vodafone 360 services, enabling them to automatically and wirelessly sync all their contacts from their phone and aggregate social network feeds, chat and email accounts into one single, connected address book.

Vodafone 360’s ultimate goal is to be available as widely as possible, across multiple operating systems and devices and open to all customers, regardless of network operator. “Introducing an app for Android phones is a significant step forward, and we expect to announce the inclusion of additional platforms and devices in the near future,” commented Pieter Knook, Internet Services Director for Vodafone. “Today, the Vodafone People service is available on a hundred phones across five platforms, and to customers of any network. Registrations to the 360 service are increasing, running at a rate of four thousand a day in January,” said Knook.

Nearly 300,000 Vodafone 360 H1 and Vodafone 360 M1 phones have been sold since the new Vodafone 360 service went on sale in November 2009. In Germany and the UK, the Vodafone 360 H1 and M1 devices were the best selling smartphones in the Christmas quarter.

Since November, two software upgrades have made improvements to the customer experience, along with the introduction of Hyves – the leading Dutch social networking site. Twitter and Germany’s studiVZ will be integrated this summer.

“We said that the launch of Vodafone 360 was the first step in the next phase of our mobile internet journey, to provide a range of services that give customers a great mobile internet experience,” said Knook. “The two Vodafone 360 service software drops have added several enhancements and have made a number of inroads into the specific feedback we have received from our customers. Further software upgrades in the coming months will continue to add new features and functionality to the service,” he added.

In the first three months of service, over 7,000 apps have been made available for download from the Vodafone 360 Apps Shop across the launch markets. By March 2010 Vodafone expects to have shipped more than two million devices incorporating 50 different handsets capable of accessing the Vodafone 360 Apps Shop.

- ends -

For further information:

Vodafone Group

Tel: +44 (0) 1635 664444

Notes to Editors

1    Key enhancements from software upgrades 1.1 and 1.2:

▪                  Ability to send a location nudge to anyone in your address book, not just Vodafone 360 users

▪                  New, improved version of the Vodafone Shop and Music Shop

▪                  Introduction of Google Contacts alongside Google TalkTM

▪                  Introduction of Hyves social networking site, complementing Facebook, Windows Live MessengerTM, Google Talk

▪                  Usability enhancements to Vodafone 360 website enabling drag and drop for creation of groups.

2                Vodafone 360 service is available in Germany, Greece, Ireland, Italy, Netherlands, Portugal, Spain and the UK, with the Vodafone People Service – one of the suite of Vodafone 360 services – available on over 100 popular devices.

3                Hyves, VZ networks (which incorporates the schuelerVZ, studiVZ and meinVZ platforms) are leading Dutch and German social network services. Hyves and the Hyves logos are trademarks of Startphone Limited.

4                Windows Live is either a registered trade mark or a trade market of Microsoft Corporation in the United States and/or other countries.

5    Google Talk is a trademark of Google Inc.

6    Facebook is a registered trademark of Facebook Inc.

7    The Vodafone Stand can be found at CY12 at the Fira de Barcelona in the Courtyard area.

8    More information on Vodafone 360 can be found at www.vodafone360.com

9    Cautionary statement regarding forward-looking statements

This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to, without limitation, expectations regarding the distribution of devices capable of accessing the Vodafone 360 Apps Shop. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Other Information – Forward-Looking Statements” in Vodafone Group Plc’s Half-Year Financial Report for the six months ending 30 September 2009, and “Forward-looking statements” and “Principal risk factors and uncertainties” in Vodafone Group Plc’s Annual Report for the year ended 31 March 2009. The Half-Year Financial Report and the Annual Report can be found on the Group’s website (www.vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this press release will be realised. Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 333 million proportionate customers as at 31 December 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com

VODAFONE EMPOWERS UNBANKED IN SOUTH AFRICA

London, Barcelona – Tuesday 16 February, 2010 – Vodafone announces that it is bringing M-PESA, one of the world’s most successful mobile money transfer services, to South Africa, to be deployed by its subsidiary, Vodacom South Africa and its South African banking partner. With approximately 26 million people in South Africa without official bank accounts, M-PESA will enable millions of mobile phone subscribers who have access to a mobile phone, but do not have or have only limited access to a bank account, to send and receive money via their mobile phones.

The M-PESA service was developed by Vodafone and has already been deployed by Safaricom in Kenya, Vodacom in Tanzania and Roshan in Afghanistan (branded M-Paisa). More than 11 million registered customers now rely on their mobile phones for money transfer, airtime top-up and bill payments.

“Mobile technology in Africa has already improved the lives of millions simply by allowing them to communicate far beyond their immediate surroundings,” said Cenk Serdar, Director of Mobile Payments at Vodafone Group. “It is now set to transform the way we send and receive cash. The successful take-up of M-PESA in Kenya has clearly demonstrated the demand for easily accessible, secure payment services particularly in emerging markets.

“There are many benefits of using mobile phones for micro-transactions in a country like South Africa, where only 60% of people have a bank account in the formal sector, and yet the mobile penetration rate amongst the total adult population is more than 94%.”

Research* shows that financial services are critical for economic development and inclusive financial services for the unbanked are essential for poverty reduction. Lack of access to banking services is forcing many to rely on a cash-based economy with little security.. Mobile technology can assist in enabling millions to take part and benefit from a more formal economy which will in turn drive economic development.

Vodafone has long been committed to providing products and services which will benefit emerging economies where mobiles are used, valued and owned in ways that are very different from developed countries. Most recently Vodafone announced the release of the Vodafone 150 and Vodafone 250, ultra low cost handsets (ULCH) which will retail at under USD15 and are intended to give those on low incomes the opportunity to share in the benefits of mobile technology for the first time.

For more information about Vodafone at Mobile World Congress, please go to: www.vodafone.com/media

- ends -

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

About Vodafone

Vodafone Group Plc is the world’s leading mobile telecommunications company, with a significant presence in Europe, the Middle East, Africa, Asia Pacific and the United States through the Company’s subsidiary undertakings, joint ventures, associated undertakings and investments.

At 30 September 2009, based on the registered customers of mobile telecommunications ventures in which it had ownership interests at that date, the Group had 323 million customers, excluding paging customers, calculated on a proportionate basis in accordance with the Company’s percentage interest in these ventures.

About Vodacom Group

Vodacom Group Limited (Vodacom) is an African mobile communications company providing voice, messaging, data and converged services to more than 40 million customers. From its roots in South Africa, Vodacom has grown its operations to include networks in Tanzania, the DRC, Mozambique, and Lesotho and provides carrier and business services to customers in over 40 African countries.

Vodacom is majority owned by Vodafone, the world’s leading international mobile communications group and is listed on the JSE Limited under the symbol VOD.

* Economic Impact of Mobile Phones in Africa (2007)

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 February 2010

Number of ordinary shares transferred:	21,082

Highest transfer price per share:	134.8p

Lowest transfer price per share:	134.8p

Following the above transfer, Vodafone holds 5,198,192,306 of its ordinary shares in treasury and has 52,610,808,310 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 February 2010

Number of ordinary shares transferred:	511,885

Highest transfer price per share:	134.55p

Lowest transfer price per share:	134.55p

Following the above transfer, Vodafone holds 5,197,680,421 of its ordinary shares in treasury and has 52,611,320,195 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 February 2010

Number of ordinary shares transferred:	98,986

Highest transfer price per share:	135.7p

Lowest transfer price per share:	135.7p

Following the above transfer, Vodafone holds 5,197,581,435 of its ordinary shares in treasury and has 52,611,419,181 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 4 February 2010 that on 4 February 2010 Warren Finegold, a person discharging managerial responsibilities, sold €492,000 nominal of the 6.875% Notes due 4 December 2013 issued by the Company under its €30,000,000 Euro Medium Term Note Programme at a price of 114.74 per cent.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 February 2010

Number of ordinary shares transferred:	9,796

Highest transfer price per share:	135.35p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,197,571,639 of its ordinary shares in treasury and has 52,611,428,977 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised today that on 5 February 2010, Simon Murray, a Non-Executive Director of the Company, sold 246,250 ordinary shares of US$0.11 3/7 each in the Company at 140p per share. Mr Murray retains a holding of 246,250 ordinary shares in the Company.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 February 2010

Number of ordinary shares transferred:	4,302,703

Highest transfer price per share:	134.5p

Lowest transfer price per share:	114.85p

Following the above transfer, Vodafone holds 5,193,268,936 of its ordinary shares in treasury and has 52,615,731,680 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 February 2010

Number of ordinary shares transferred:	119,979

Highest transfer price per share:	139.3p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,193,148,957 of its ordinary shares in treasury and has 52,615,851,659 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 February 2010

Number of ordinary shares transferred:	472,119

Highest transfer price per share:	139.2p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,192,676,838 of its ordinary shares in treasury and has 52,616,323,778 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 9 February 2010 by Computershare Investor Services PLC that on 5 February 2010, Luc Vandevelde, a Non-Executive Director of the Company, acquired 329 ordinary shares of US$0.11 3/7 each in the Company, through his participation in the Company’s Dividend Reinvestment Plan, for which each share was valued at 139.98 pence. Following this transaction, Mr Vandevelde’s total interest in the Company is 72,829 ordinary shares.

Philip Howie

Deputy Group Company Secretary

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 February 2010

Number of ordinary shares transferred:	20,254

Highest transfer price per share:	139.25p

Lowest transfer price per share:	139.25p

Following the above transfer, Vodafone holds 5,192,656,584 of its ordinary shares in treasury and has 52,616,380,532 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 February 2010

Number of ordinary shares transferred:	217,900

Highest transfer price per share:	137.75p

Lowest transfer price per share:	137.75p

Following the above transfer, Vodafone holds 5,192,438,684 of its ordinary shares in treasury and has 52,616,610,156 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you of the following changes in share interests of directors and persons discharging managerial responsibility of the Company:

The Company was advised on 12 February 2010 by HSBC Trustee (CI) Limited that on 12 February 2010, Sir John Bond, Chairman of the Company, acquired an interest in 6,604 ordinary shares of US$0.11 3/7 each in the Company at the price of 141.38p per share through reinvestment of dividend income. Following this transaction, Sir John’s total interest in the Company is 357,584 ordinary shares.

In addition, the Company was notified on 12 February 2010 by Computershare Trustees Limited that on 5 February 2010 the following individuals acquired an interest in the following number of ordinary shares at the price of 139.98p per share through reinvestment of dividend pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes*	50
Andrew Halford*	363
Matthew Kirk	151
Terry Kramer	204
Ronald Schellekens	26
Stephen Scott	363

As a result of the above, interests in shares (excluding share options and unvested incentive shares) of the following Directors have increased to the following:

Michel Combes	391,873
Andrew Halford	1,710,777

* Denotes Director of Vodafone Group Plc

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 February 2010

Number of ordinary shares transferred:	50,495

Highest transfer price per share:	137.95p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,192,388,189 of its ordinary shares in treasury and has 52,616,660,651 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 16 February 2010 by Computershare Trustees Limited that on 10 February 2010 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 137.75p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Wendy Becker	180
Michel Combes*	182
Andrew Halford*	182
Matthew Kirk	182
Ronald Schellekens	182
Stephen Scott	182

*Denotes Director of the Company

Philip Howie

Deputy Group Company Secretary

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 February 2010

Number of ordinary shares transferred:	548,276

Highest transfer price per share:	139p

Lowest transfer price per share:	139p

Following the above transfer, Vodafone holds 5,191,839,913 of its ordinary shares in treasury and has 52,617,208,927 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 February 2010

Number of ordinary shares transferred:	8,551

Highest transfer price per share:	139.35p

Lowest transfer price per share:	139.35p

Following the above transfer, Vodafone holds 5,191,831,362 of its ordinary shares in treasury and has 52,617,225,457 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 February 2010

Number of ordinary shares transferred:	57,110

Highest transfer price per share:	141.65p

Lowest transfer price per share:	141.65p

Following the above transfer, Vodafone holds 5,191,774,252 of its ordinary shares in treasury and has 52,617,282,567 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 22 February 2010 by HBOS Employee Equity Solutions that, on 22 February 2010, Nick Read, a Person Discharging Managerial Responsibility, exercised an option granted under the Group’s Sharesave scheme over 10,202 ordinary shares of US$0.11 3/7 each at an option price of 91.64p per share.

Philip Howie

Deputy Group Company Secretary

Additional Listing

Vodafone Group Plc (“the Company”)

Block listing – Vodafone AirTouch 1999 Exchange Programme

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 1,275,000 ordinary shares of US$0.11 3/7 each in the capital of the Company (“shares”) to be admitted to the Official List.

It is expected that admission will be granted on 24 February 2010 and trading will commence on 25 February 2010.

These shares are being reserved under a block listing and will be issued with respect to the residual obligations of the Company in relation to unclaimed consideration from the merger with AirTouch Communications, Inc. in June 1999.

When issued these shares will rank pari passu with the existing ordinary shares.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 February 2010

Number of ordinary shares transferred:	593,942

Highest transfer price per share:	142.4p

Lowest transfer price per share:	142.4p

Following the above transfer, Vodafone holds 5,191,180,310 of its ordinary shares in treasury and has 52,617,876,509 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 26 February 2010 that, on 25 February 2010, Stephen Scott, a Person Discharging Managerial Responsibility, exercised the following options granted under the Vodafone Group Plc 1999 Long Term Stock Incentive Plan:

Date of Grant	Option Price	Number of Shares
	Per Share

1 August 2002	£0.97	1,000,000

30 July 2003	£1.1925	1,554,666

28 July 2004	£1.19	766,332

25 July 2006	£1.1525	1,543,649

Following exercise, Mr Scott, who is retiring at the end of March, sold all 4,864,647 shares at a price of £1.416546 per share.

Philip Howie

Deputy Group Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 5, 2010	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary